ADIRA ENERGY PROVIDES HULA VALLEY UPDATE

TORONTO, July 7, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to provide an update on its on-shore activities in Hula Valley, Northern Israel.

The Company continues to drill a 1000 meter well on its 100% owned, 31,000 acre Eitan License (“Eitan”) in the Hula Valley, to evaluate the potential for field development. The well has already been cored through the first interval of coal at approximately 625 meters and is currently being desorbed for gas content. Following desorption, samples of the core will be selected for laboratory analysis. The drilling is also intended to evaluate another potential coal zone at approximately 1000 meters. Once the zone is located, the additional coal will also be cored if possible. The economics of both coal zones will be determined by the gas content and producibility. Upon completion of desorption and absorption work, the Company will have a better understanding of the well and therefore define a program for further drilling and economics of development. The Company considers current drilling at this depth exploratory.

As a result of the Adira’s onshore exploration activities being focused on Eitan, the Company has waived its right to farm into 70% of the 16,700 acre Notera license #335. The Company has therefore terminated the Participation Agreement and Joint Operating Agreement dated July 20, 2010 and the CBM License Farm-In Agreement dated March 21, 2010, both with CGH relating to the Noterra License (See press release dated April 21, 2010).

Adira continues to concentrate its efforts on developing its Israeli off-shore licenses, “Yitzhak”, “Gabriella” and “Samuel”.

About Adira Energy Ltd.

Adira Energy Ltd. is an energy company which explores for oil and gas on and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively on-shore Israel in the Hula Valley, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd., is titled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President, Corp. Dev.	Arad Communications
+1 416 250 1955	iritr@euroisrael.co.il
+972-3-7693333 or +972-54-6699311
Julia Maxwell
Investor Relations
info@adiraenergy.com
+1 416 361 22 11

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455